UNIVERSAL AMERICAN CORP.
Six International Drive
Suite 190
Rye Brook, New York 10573

July 15, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Universal American Corp.
Registration Statement on Form S-4

Ladies and Gentlemen:

Universal American Corp. (formerly known as Universal American Spin Corp.) (the “Company”) has filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of 1,600,000 shares of 8.50% Series A Mandatorily Redeemable Preferred Shares, liquidation preference $25.00 per share (the “Exchange Shares”) to be offered in exchange (the “Exchange Offer”) for the Company’s outstanding 8.50% Series A Mandatorily Redeemable Preferred Shares (the “Existing Shares”).  The Company is registering the Exchange Shares in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

The Company represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Shares to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Shares in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Shares to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.  The Company acknowledges that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Shares should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Company acknowledges that certain affiliates of the Company as of the date hereof are beneficial owners of the Existing Notes.  The Company intends to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the resale of Existing Notes by such holders and such registration statement shall contain the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Shares for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Shares in exchange for the Existing Shares pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares and must confirm that it has not entered into any arrangement or understanding with the Company or any of its affiliates to deliver the Exchange Shares.  Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Very truly yours,

Universal American Corp.

		By:	/s/ Tony L. Wolk
Name: Tony L. Wolk
Title: Senior Vice President, General Counsel and Secretary

cc:	John C. Kennedy, Esq.
Tracey A. Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP